UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For December 17, 2008

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House

South Church Street

George Town, Grand Cayman

Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Entry Into a Material Definitive Agreement.

On December 17, 2008, Asia Special Situation Acquisition Corp. (the “Company”) entered into an Acquisition Framework Agreement (the “Agreement”) with White Energy Company Limited (“WEC”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of WEC (“BCBC”).  Under the terms of the Agreement, the Company has agreed to acquire, through an exchange of shares, WEC’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). Upon completion of the transaction, it is anticipated that BCBC will issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 56% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”). The Company’s existing shareholders will retain the remaining ordinary shares, representing an estimated 44% of the issued and outstanding shares of the Company, subject to adjustment as provided below.

In order for the Company’s existing shareholders to retain 44% of the outstanding ordinary shares immediately after the closing of the Share Exchange, the Company must also retain in cash in its trust account (the “Funds”) at least $110 million.  In the event that there is less than $110 million in Funds in the Company’s trust account on the closing date, the total number of Company Exchange Shares to be issued to BCBC, and the percentage of such Company Exchange Shares representing the total number of Company ordinary shares to be outstanding, shall be increased based on a fraction (a) the numerator of which shall be $140 million, and (b) the denominator shall be the sum of (i) $140 million plus (ii) the actual amount of Funds available to the Company and BCBC Singapore immediately after the closing date.  Conversely, to the extent that more than $110 in Funds shall be in the Company’s trust account on the closing date, the total number of Company Exchange Shares to be issued to BCBC on the closing date and its percentage of the total number of ordinary shares of the Company immediately after the closing date shall be reduced, and the percentage of the total number of ordinary shares of the Company retained by the Company’s existing shareholders shall be correspondingly increased; in each case, in accordance with the above formula.

BCBC Singapore is the exclusive licensee for South East Asia of clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government, and exclusively licensed to WEC for commercialization worldwide. The coal technology successfully upgrades low energy coal (sub-bituminous) to high-energy coal (bituminous) through a proprietary patented process of compaction and dehydration. The resulting coal product has a range of environmentally enhanced properties, as well as commercial benefits.

Under the terms of the Agreement, if the annual coal production level of the coal upgrading plant of BCBC Singapore as of December 31, 2012 (the “2012 Production Level”) is at the minimum rate of 7.0 million tons per annum, the Company will issue, by no later than March 31, 2013, such number of additional ordinary shares (the “Performance Shares”) representing two and one-half percent (2.5%) of the Company’s outstanding ordinary shares at the time of issuance. If the 2012 Production Level exceeds 7 million tons, the Performance Shares in such calendar year shall be prorated so that Performance Shares representing 0.0000025% of the outstanding number of ordinary shares of the Company at the time of issuance for each 1 full ton of 2012 Production Level in excess of 7 million tons.  If the 2012 Production Level exceeds 7.0 million tons, for each 1.0 million tons in excess of the 7.0 million tons, the Company will issue such number of ordinary shares representing an additional 2.5% of the Company’s outstanding ordinary shares at the time of issuance. The maximum number of Performance Shares which may be issued in accordance with the foregoing shall not represent more than 10% of the outstanding number of ordinary shares of the Company as of the closing date, after giving effect to the issuance of all Company Exchange Shares.

Following the closing date, WEC will be responsible for the day-to-day management of the Company and its subsidiaries.  In addition, after the closing date BCBC will have the right to appoint 4 directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint 2 directors to the board of the Company.  Moreover, immediately following the closing date the Company will change its corporate name to “White Energy South East Asia Corporation” or such other name as shall be acceptable to WEC.

The parties agreed that the Funds held by the Company in its trust account will be used by the Company to expand BCBC Singapore’s operations in South East Asia, which includes, without limitation, capital to fund the costs of coal upgrading plants to be built in South East Asia, the repayment of debt owed by BCBC Singapore, and for general working capital purposes.

Consummation of the Share Exchange between the Company and WEC is subject to certain conditions, including, without limitation, (i) completion of a mutually satisfactory due diligence investigation; (ii) negotiation and execution of definitive share exchange and related agreements; (iii) obtaining the required Company shareholder approval; and (iv) otherwise complying with the Company’s obligations and requirements as a business combination company. It is anticipated that, subject to satisfaction of the aforementioned conditions, the transaction will be completed within the next 60 to 90 days.

There can be no assurances that the Share Exchange will be consummated.

Other Events

On December 17, 2008, the Company issued a press release announcing the entry into the Letter of Intent, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description

10.1	Acquisition Framework Agreement as of December 17, 2008 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and Binderless Coal Briquetting Company Pty Limited.
99.1	Press Release of Asia Special Situation Acquisition Corp. dated as of December 17, 2008.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

December 19, 2008	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President